UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BARCLAYS PLC

 (Name of Issuer)

25p Ordinary Shares

 (Title of Class of Securities)

06738E204

 (CUSIP Number)

February 12, 2010

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No. 06738E204

1		NAMES OF REPORTING PERSONS PCP Gulf Invest 3 Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bailiwick of Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 9 pages

CUSIP No. 06738E204

1		NAMES OF REPORTING PERSONS Future Capital Management Ltd (formerly KAQ Holdings Limited)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Territory of the British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 9 pages

CUSIP No. 06738E204

1		NAMES OF REPORTING PERSONS Khadem Al Qubaisi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (See Instructions) IN

Page 4 of 9 pages

Item 1.

(a) Name of Issuer

Barclays PLC

(b) Address of Issuer’s Principal Executive Offices

1 Churchill Place
London E14 5HP
England

Item 2.

(a) Name of Person Filing

(1)	PCP Gulf Invest 3 Limited

(2)	Future Capital Management Ltd (formerly KAQ Holdings Limited)

(3)	Khadem Al Qubaisi

(b) Address of Principal Business Office or, if none, Residence

(1)	P.O. Box 1075
Elizabeth House
9 Castle Street
St. Helier JE4 2QP
Jersey

(2)	No. 6, 3rd Floor, Qwomar Trading Building
P.O. Box 875
Road Town, Tortola
British Virgin Islands

(3)	Al Muhairy Center Office Tower
Sheikh Zayed the 1st Street
P.O. Box 7528
Abu Dhabi
United Arab Emirates

(c) Citizenship

(1)	Bailiwick of Jersey

(2)	Territory of the British Virgin Islands

(3)	United Arab Emirates

Page 5 of 9 pages

(d) Title of Class of Securities

25p Ordinary Shares

(e) CUSIP Number

06738E204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)   ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)   ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)   ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)   ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)   ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)   ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)  ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)  ☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)   ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)   ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)  ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:          0.

(b) Percent of class:      0%.

(c) Number of shares as to which the person has:

Page 6 of 9 pages

(i)	Sole power to vote or to direct the vote 0.

(ii)	Shared power to vote or to direct the vote 0.

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 0.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

PCP GULF INVEST 3 LIMITED

/s/ Philip Burgin		/s/ Khadem Al Qubaisi
Name:	Philip Burgin	KHADEM AL QUBAISI
Title:	Director

FUTURE CAPITAL MANAGEMENT LTD (FORMERLY KAQ HOLDINGS LIMITED)

/s/ Khadem Al Qubaisi
Name:	Khadem Al Qubaisi
Title:	Sole Director

Page 8 of 9 pages

EXHIBIT INDEX

Exhibit 99.1 – Joint Filing Agreement

Page 9 of 9 pages